

February 13, 2012

<u>Via E-mail</u>
Mr. Jerry Treppel
Chief Executive Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ   07647

Re: Elite Pharmaceuticals, Inc.
   Form 10-K for the Year Ended March 31, 2011
   Filed June 29, 2011
   File No. 001-15697

Dear Mr. Treppel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jim B. Rosenberg

         Jim B. Rosenberg
         Senior Assistant Chief Accountant